UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,987,161
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,987,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,841
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,490
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,490
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

The RBI Opportunities Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,541,562*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,541,562*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,541,562*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%*
14	TYPE OF REPORTING PERSON

OO

* Excludes 2,770,781 Shares issuable upon the exercise of warrants that do not become exercisable until April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,744,893*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,744,893*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,744,893*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%*
14	TYPE OF REPORTING PERSON

OO

* Excludes 2,770,781 Shares issuable upon the exercise of warrants that do not become exercisable until April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,680
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,680
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,921,269*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		80,930
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,921,269*
	10	SHARED DISPOSITIVE POWER

5,068,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,989,360*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%*
14	TYPE OF REPORTING PERSON

IN

* Excludes 2,770,781 Shares issuable upon the exercise of warrants that do not become exercisable until April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		42,536
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		88,929
PERSON WITH	9	SOLE DISPOSITIVE POWER

42,536
	10	SHARED DISPOSITIVE POWER

5,076,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,118,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 774374102

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (“Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Richmond Brothers, Inc., a Michigan corporation (“Richmond Brothers”), which serves as the investment advisor to certain managed accounts (the “Separately Managed Accounts”);
(ii)	RBI Private Investment I, LLC, a Delaware limited liability company (“RBI PI”);

(iii)	RBI Private Investment II, LLC, a Delaware limited liability company (“RBI PII”);
(iv)	The RBI Opportunities Fund, LLC, a Delaware limited liability company (“RBI Opportunities”);
(v)	RBI PI Manager, LLC, a Delaware limited liability company (“RBI Manager”), which serves as the manager of RBI PI, RBI PII and RBI Opportunities;
(vi)	Richmond Brothers 401(k) Profit Sharing Plan, an employee benefit plan organized under the laws of Michigan (the “RBI Plan”);

(vii)	David S. Richmond, who serves as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan;

(viii)	Matthew J. Curfman, who serves as President of Richmond Brothers and a trustee of the RBI Plan;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 3568 Wildwood Avenue, Jackson, Michigan 49202.

(c)       The principal business of Richmond Brothers is serving as a registered investment advisor and is the investment advisor to the Separately Managed Accounts. The principal business of each of RBI PI, RBI PII and RBI Opportunities is investing in securities. The principal business of RBI Manager is serving as the manager of RBI PI, RBI PII and RBI Opportunities. The principal business of the RBI Plan is investing in securities. The principal occupation of Mr. Richmond is serving as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan. The principal occupation of Mr. Curfman is serving as President of Richmond Brothers and a trustee of the RBI Plan.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

10

CUSIP NO. 774374102

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Richmond and Curfman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, RBI PII, RBI Opportunities and the RBI Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,987,161 Shares held by the Separately Managed Accounts is approximately $29,113,451, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 38,490 Shares owned directly by RBI PII is approximately $214,716, excluding brokerage commissions. The aggregate purchase price of the 5,541,562 Shares (together with the warrants referenced in the first sentence of the following paragraph) owned directly by RBI Opportunities is $22,000,000, excluding brokerage commissions. The aggregate purchase price of the 52,680 Shares owned directly by the RBI Plan is approximately $331,704, excluding brokerage commissions.

Pursuant to the Securities Purchase Agreement (as defined and described below), RBI Opportunities received warrants exercisable into 2,770,781 Shares from the Issuer. Such warrants have an exercise price of $4.96 per Share and will expire on October 17, 2023.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 204,626 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $890,591, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 78,785 Shares beneficially owned by Mr. Curfman, including the 36,249 Shares directly owned by his spouse, is approximately $482,541, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 15, 2018, RBI Opportunities entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer, which closed on October 17, 2018. Pursuant to the Securities Purchase Agreement, RBI Opportunities purchased 5,541,562 Shares and warrants exercisable into 2,770,781 Shares for a total of $22 million. The warrants, which become exercisable on April 17, 2019, have an exercise price of $4.96 per Share and will expire on October 17, 2023. The warrants may not be exercised to the extent that the exercise thereof would cause RBI Opportunities’ and its affiliates’ beneficial ownership to collectively exceed 19.9% of the Issuer’s outstanding Shares; provided, however that RBI Opportunities has the right to increase the beneficial ownership limitation provided that any such increase (i) will not require shareholder approval under applicable Nasdaq Listing Rules, including Rule 5635, and (ii) shall not be effective until the 61st day after such notice is delivered to the Issuer. The Securities Purchase Agreement also provides RBI Opportunities with the right to purchase up to an additional 2,015,113 Shares and warrants exercisable into 1,007,557 Shares for total consideration of up to $8 million if it informs the Issuer of its intent to do so no later than 11:59 p.m. (Eastern Time) on October 26, 2018. The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the Securities Purchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

11

CUSIP NO. 774374102

In connection with the Securities Purchase Agreement, on October 17, 2018, RBI Opportunities and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), to RBI Opportunities in order to cover the resale of the Shares (including Shares issuable under the warrants) acquired pursuant to the Securities Purchase Agreement. On or prior to each Filing Date (as defined in the Registration Rights Agreement), the Issuer shall prepare and file a registration statement covering the resale of such securities that are not then registered on an existing and effective registration statement for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a form of which is attached as Exhibit B to Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 56,977,656 Shares outstanding as of October 17, 2018, which is the total number of Shares outstanding based on information provided by the Issuer.

A.	Richmond Brothers
(a)	As of the date hereof, 4,987,161 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 4,987,161 Shares held in the Separately Managed Accounts.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,987,161 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.
B.	RBI PI
(a)	As of the date hereof, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

12

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PI has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	RBI PII
(a)	As of the date hereof, RBI PII beneficially owned 38,490 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 38,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,490
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PII has not entered into any transactions in the securities of the Issuer during the past sixty days.
D.	RBI Opportunities
(a)	As of the date hereof, RBI Opportunities beneficially owned 5,541,562 Shares (excluding 2,770,781 Shares issuable upon the exercise of warrants that do not become exercisable until April 17, 2019 and which are also subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9% of the outstanding Shares).

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 5,541,562
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,541,562
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by RBI Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected pursuant to a private placement by the Issuer.
E.	RBI Manager
(a)	As the manager of RBI PI, RBI PII and RBI Opportunities, RBI Manager may be deemed the beneficial owner of the (i) 164,841 Shares owned by RBI PI, (ii) 38,490 Shares owned by RBI PII and (iii) 5,541,562 Shares owned by RBI Opportunities.

Percentage: Approximately 10.1%

13

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 5,744,893
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,744,893
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.
F.	RBI Plan
(a)	As of the date hereof, the RBI Plan beneficially owned 52,680 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 52,680
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 52,680
4. Shared power to dispose or direct the disposition: 0

(c)	The RBI Plan has not entered into any transactions in the securities of the Issuer during the past sixty days.
G.	Mr. Richmond
(a)	As of the date hereof, Mr. Richmond beneficially owned 204,626 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 4,987,161 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI, (iii) 38,490 Shares owned by RBI PII, (iv) 5,541,562 Shares owned by RBI Opportunities and (v) 52,680 Shares owned by the RBI Plan.

Percentage: Approximately 19.3%

(b)	1. Sole power to vote or direct vote: 5,921,269
2. Shared power to vote or direct vote: 80,930
3. Sole power to dispose or direct the disposition: 5,921,269
4. Shared power to dispose or direct the disposition: 5,068,091

(c)	Mr. Richmond has not entered into any transactions in the securities of the Issuer during the past sixty days.
H.	Mr. Curfman
(a)	As of the date hereof, Mr. Curfman beneficially owned 78,785 Shares, including 36,249 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 4,987,161 Shares held in the Separately Managed Accounts and (ii) 52,680 Shares owned by the RBI Plan.

Percentage: Approximately 9.0%

14

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 42,536
2. Shared power to vote or direct vote: 88,929
3. Sole power to dispose or direct the disposition: 42,536
4. Shared power to dispose or direct the disposition: 5,076,090

(c)	Mr. Curfman has not entered into any transactions in the securities of the Issuer during the past sixty days.

An aggregate of 11,068,145 Shares, constituting approximately 19.4% of the Shares outstanding, are reported in this Amendment No. 12 to the Schedule 13D. In the event that the warrants owned by RBI Opportunities exercisable into 2,770,781 Shares were currently exercisable and not subject to a 19.9% blocking provision, then the Reporting Persons would collectively beneficially own 13,838,926 Shares, or approximately 23.2% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 15, 2018, RBI Opportunities and the Issuer entered into the Securities Purchase Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On October 17, 2018, RBI Opportunities and the Issuer entered into the Registration Rights Agreement as defined and described in Item 4 above and a form of which is attached as Exhibit B to Exhibit 99.1 hereto.

Pursuant to the Securities Purchase Agreement, RBI Opportunities acquired warrants exercisable into 2,770,781 Shares. The warrants, which become exercisable on April 17, 2019, have an exercise price of $4.96 per Share and will expire on October 17, 2023. The warrants may not be exercised to the extent that the exercise thereof would cause RBI Opportunities’ and its affiliates’ beneficial ownership to collectively exceed 19.9% of the Issuer’s outstanding Shares; provided, however that RBI Opportunities has the right to increase the beneficial ownership limitation provided that any such increase (i) will not require shareholder approval under applicable Nasdaq Listing Rules, including Rule 5635, and (ii) shall not be effective until the 61st day after such notice is delivered to the Issuer.

On October 17, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Securities Purchase Agreement, dated October 15, 2018, and Form of Registration Rights Agreement.
99.2	Joint Filing Agreement, dated October 17, 2018.

15

CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2018

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

The RBI Opportunities Fund, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

16

CUSIP NO. 774374102

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

17

CUSIP NO. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the past sixty days

Nature of Transaction	Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase / Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Purchase of Common Stock	1,000	4.1966	08/17/2018
Purchase of Common Stock	1,000	4.1750	08/17/2018
Sale of Common Stock	(143)	4.2446	08/22/2018
Sale of Common Stock	(113)	4.2496	08/22/2018
Sale of Common Stock	(89)	4.6005	08/27/2018
Sale of Common Stock	(97)	4.5319	08/28/2018
Sale of Common Stock	(536)	4.6449	08/31/2018
Sale of Common Stock	(492)	4.9155	09/04/2018
Sale of Common Stock	(310)	4.8990	09/04/2018
Purchase of Common Stock	3,297	4.5611	09/05/2018
Purchase of Common Stock	2,151	4.6703	09/07/2018
Sale of Common Stock	(3,812)	4.6405	09/07/2018
Sale of Common Stock	(11,000)	4.4649	09/10/2018
Sale of Common Stock	(26,925)	4.3001	09/13/2018
Sale of Common Stock	(47,419)	4.1202	09/14/2018
Sale of Common Stock	(484)	4.1361	09/17/2018
Sale of Common Stock	(32,530)	4.1003	09/18/2018
Sale of Common Stock	(5,587)	4.3400	09/20/2018
Sale of Common Stock	(138)	4.3182	09/24/2018
Sale of Common Stock	(115)	4.3030	09/24/2018
Sale of Common Stock	(501)	4.1670	09/26/2018
Sale of Common Stock	(104)	4.2153	09/27/2018
Sale of Common Stock	(62)	4.1308	09/28/2018
Sale of Common Stock	(12)	4.1179	10/02/2018
Sale of Common Stock	(707)	4.1705	10/02/2018
Sale of Common Stock	(124)	4.1960	10/05/2018
Sale of Common Stock	(2,289)	4.0439	10/09/2018
Sale of Common Stock	(19)	4.0370	10/10/2018
Sale of Common Stock	(923)	4.3513	10/15/2018

The RBI Opportunities Fund, LLC

Purchase of Common Stock	5,541,562	See Footnote[1]	10/15/2018
Purchase of Warrants	2,770,781*	See Footnote[1]	10/15/2018

1 On October 15, 2018, RBI Opportunities purchased 5,541,562 Shares and warrants to purchase 2,770,781 Shares for an aggregate purchase price of $22 million pursuant to a private placement by the Issuer.

* Represents the total number of Shares issuable under the warrants.